M3-BRIGADE ACQUISITION III CORP.

1700 Broadway

19th Floor

New York, New York 10019

October 19, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Collins and Timothy S. Levenberg

Re:	M3-Brigade Acquisition III Corp.
Registration Statement on Form S-1
Filed May 11, 2021, as amended
File No. 333-256017

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of M3-Brigade Acquisition III Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on October 21, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David A. Curtiss of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3146.

*    *    *    *    *

Very truly yours,

By:	/s/ Christopher Good
Name: Christopher Good
Title: Chief Financial Officer

[Signature Page to Acceleration Request—M3-Brigade Acquisition III Corp.]